Exhibit 1

Identification of Members of the Group.

Kings Road Investments Ltd.

Polygon Global Oppurtunities Master Fund

Polygon Investments Ltd.

Polygon Investment Management Limited

Polygon Investment Partners LLP

Polygon Investment Partners LP

Polygon Investment Partners GP, LLC

Reade E. Griffith

Alexander E. Jackson

Patrick G. G. Dear